

April 3, 2014

<u>Via Email</u>
Guohua Ku
Chief Executive Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China 710068

> **Re: China Recycling Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed March 10, 2014**
> **File No. 333-194470**

Dear Mr. Ku:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. General Instruction I.A.3.(b) of Form S-3 requires that a registrant file in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. In this regard, we note that the Form 8-K filed on September 16, 2013 does not appear to have been timely filed, given that the relevant event date was September 5, 2013. Therefore, it does not appear that you have satisfied the eligibility requirement set forth in General Instruction I.A.3.(b) of Form S-3. Please advise.

Selling Stockholders, page 4

2. Please disclose whether the selling shareholder is a registered broker-dealer or an affiliate of a broker dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must be on a form for which the registrant is eligible to make a primary offering and identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please amend the registration statement to be on form for which the registrant is eligible to make a primary offering and disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Exhibit 5.1

3. We note the language in the fifth paragraph of the legal opinion, which states that the opinion "may not be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written consent." This language appears to limit the ability of investors to rely upon the legal opinion. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the legal opinion are unacceptable. Please revise to either remove or modify this language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Legal Branch Chief, at (202) 551-3222, or me at (202) 551-3720 with any other questions with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director